news release

The Annual General Meeting of Shareholders of ArcelorMittal has approved all resolutions on the agenda

Luxembourg, 11 May 2010 - The Annual General Meeting of shareholders of ArcelorMittal held today in Luxembourg approved all 13 resolutions on the agenda.

907,523,168 shares, or 58.14% of the Company's share capital, were present or represented at the meeting. All the resolutions on the meeting's agenda were adopted by the shareholders by an overwhelming majority. The results of the votes will be posted in due course on www.arcelormittal.com under “Annual General Meeting – 11 May 2010.”

In particular, the shareholders acknowledged the expirations of the mandates of Mr. John O. Castegnaro, Mr. José Ramón Álvarez Rendueles Medina, and Mrs. Vanisha Mittal Bhatia as members of the Board of Directors. They re-elected Mrs. Vanisha Mittal Bhatia and elected Mr. Jeannot Krecké as members of the Board of Directors, both for a three-year term. Mr. Jeannot Krecké has been co-opted by the Board of Directors to join the Board on 1 January 2010 in replacement of Mr. Georges Schmit who resigned from the Board on 31 December 2009.